Exhibit 99.2

China Xiangtai Food Co., Ltd. to Participate in the Upcoming Sidoti & Co. May Micro Cap Virtual Investor Conference

New York, May 06, 2022 (GLOBE NEWSWIRE) – China Xiangtai Food Co., Ltd. (NASDAQ: BTOG) ("China Xiangtai " or the "Company") (new name Bit Origin Limited pending name registration), an emerging growth company engaged in crypto mining business with diversified expansion strategy, today announced that Erick W. Rengifo, Chief Strategy Officer, and Jiaming Li, President, are scheduled to participate in the upcoming Sidoti May Virtual Micro Cap Investor Conference on May 11-12, 2022. Management will be available for one-on-ones throughout both days.

Presentation Details

Event: Sidoti Virtual Micro Cap Investor Conference

Location: Virtual

Date: May 12

Time: 11:30 AM -12:00 PM Eastern Time

Webcast link:

https://sidoti.zoom.us/webinar/register/WN_-bnavaqtSfGFeh13aQvKUA

One-on-One Meetings

Erick W. Rengifo, Chief Strategy Officer, and Jiaming Li, President, will be conducting one-on-one virtual meetings with qualified professional investors throughout the conference days of May 11-12, 2022. To register and schedule a time with management, please follow this link:

https://www.sidoti.com/events/spring-micro-cap-virtual-conference Supporting presentation materials will also be available on the conference day on May 11 and May 12 of 2022 by visiting the Investor Relations section of the Company’s website at https://bitorigin.io.

About China Xiangtai Food Co., Ltd.

China Xiangtai Food Co., Ltd., an emerging growth company engaged in crypto mining business. The Company is also actively deploying blockchain technologies, alongside diversified expansion strategies. The current operations are in the United States. For more information, please visit https://irplin.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements, including the closing of the offering, involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

China Xiangtai Food Co., Ltd.

(New name: Bit Origin Limited pending name registration)

Erick W. Rengifo

Phone: +1-347-556-4747
Email: ir@bitorigin.io

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com